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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                      placeCityWashington, StateD.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                   LPath Inc.
                                (Name of Issuer)

                                  Common Stock
                                 $.001 par value
                         (Title of Class of Securities)

                                   548910 10 8
                      (CUSIP Number of Class of Securities)

                               Jeffrey A. Welikson
                                    Secretary
                          Lehman Brothers Holdings Inc.
                     1301 Avenue of the Americas, 5th Floor
                               New York, NY 10019
                                 (212) 526-0858

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                  June 12, 2007
             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                     Notes).

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CUSIP No. 548910 10 8



       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lehman Brothers Holdings Inc.
          13-3216325

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

        NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 8,421,100(1)

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER
                                         8,421,100(1)

                                  10.    SHARED DISPOSITIVE POWER -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,421,100(1)

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.7%(2)

      14. TYPE OF REPORTING PERSON: HC/CO


(1) Excludes warrants to purchase 2,947,384 shares because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.
(2) Based on 42,684,752 shares of Common Stock outstanding at June 12, 2007.


CUSIP No. 548910 10 8



       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lehman Brothers Inc.
          13-2518466

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 8,421,100(1)

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER
                                         8,421,100(1)

                                  10.    SHARED DISPOSITIVE POWER -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,421,100(1)

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.7%(2)

      14. TYPE OF REPORTING PERSON: CO

(1) Excludes warrants to purchase 2,947,384 shares because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.
(2) Based on 42,684,752 shares of Common Stock outstanding at June 12, 2007.


CUSIP No. 548910 10 8


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LB I Group Inc.
          13-2741778

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY

       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 8,421,100(1)

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER
                                         8,421,100(1)

                                  10.    SHARED DISPOSITIVE POWER -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,421,100(1)

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.7%(2)

      14. TYPE OF REPORTING PERSON: CO

(1) Excludes warrants to purchase 2,947,384 shares because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.
(2) Based on 42,684,752 shares of Common Stock outstanding at June 12, 2007.


INTRODUCTION

            This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on April 16, 2007 (the "Original 13D") by Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), Lehman Brothers Inc., a Delaware Corporation ("LBI"), and LB I Group Inc., a Delaware corporation ("LB I Group," and together with Holdings and LBI, the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Lpath Inc., a Nevada corporation ("Lpath").

            Items 3, 4 and 5 of the Original 13D are amended and supplemented as follows:


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

         Working capital on hand of LB I Group.


ITEM 4.     PURPOSE OF TRANSACTION

              On June 12, 2007, LB I Group purchased additional shares of Common Stock and warrants as set forth in Item 5(c)(i) below in the second and final closing of the private placement financing first disclosed by the Reporting Persons in the Original 13D.

              Except as otherwise described in the Original 13D, none of the Reporting Persons or the persons listed on Appendix A of the Original 13D have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      See Items 11 and 13 of the cover page for each Reporting Person.

              LB I Group is the actual owner of the 8,421,100 shares of Common Stock and 2,947,384 warrants reported herein. The terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock and are, therefore, as of the date of this Amendment, not exercisable.

              Under the rules and regulations of the Securities and Exchange Commission, both LBI and Holdings may be deemed to be the beneficial owners of the shares of Common Stock and warrants owned by LB I Group. Jeffrey Ferrell, who is a senior vice president of LBI and of LB I Group and is a director of Lpath, disclaims beneficial ownership of the shares of Common Stock and warrants held by the Reporting Persons.

     (b)      See Items 7 through 10 of the cover page for each Reporting
              Person.

     (c) There have been no purchases or sales of Common Stock by the Reporting Persons since April 16, 2007, the date on which the Original 13D was filed, except that:

              (i) On June 12, 2007, LB I Group purchased 1,473,775 shares of
                  Common Stock in a private placement at a price of $0.95 per share and received warrants to purchase 515,821 shares of Common Stock with an exercise price of $1.05.

     (d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A to the Original 13D knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

     (e)      Not Applicable.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007

                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Vice President


                                        LEHMAN BROTHERS INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title:  Senior Vice President


                                        LB I GROUP INC.

                                        By: /s/ Barrett S. DiPaolo
                                            ------------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory